CYBIN ANNOUNCES FINANCING OF UP TO US$500 MILLION AGGREGATE PRINCIPAL AMOUNT OF CONVERTIBLE DEBENTURES

- Funding agreement contemplates a conversion formula with a potential 30% premium upon conversion and positions the Company for growth, and accelerated advancement of its clinical pipeline programs, CYB003 and CYB004 -

TORONTO – June 30, 2025 - Cybin Inc. (NYSE American: CYBN) (Cboe Canada: CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce the Company has entered into a securities purchase agreement (the “Securities Purchase Agreement”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to sell and issue to High Trail up to US$500,000,000 in aggregate principal amount of unsecured convertible debentures (the “Convertible Debentures”). The sale and issue of US$50,000,000 principal amount of Convertible Debentures was completed on June 30, 2025 (the “Private Placement”). The sale and issue of US$450,000,000 of the principal amount of Convertible Debentures will be determined at a future date, upon mutual agreement of the parties.

“This financing represents a major inflection point for Cybin and supports our position as a leader within our sector,” said Doug Drysdale, Chief Executive Officer of Cybin. High Trail Capital is an experienced investor, and its confidence and appreciation of our breakthrough clinical data and intellectual property portfolio recognize the potential of the Company. This financing comes at an opportune time for Cybin, as we advance our lead programs, CYB003 and CYB004, in Phase 3 and Phase 2, respectively. CYB003 demonstrated over 70% remission rates and continued durability over 12 months for patients with uncontrolled depression. We await the conclusion of our CYB004 Phase 2 proof-of-concept study, in patients with generalized anxiety disorder,” said Drysdale.

Joseph Gunnar & Co., LLC acted as the sole placement agent in connection with this transaction.

Pipeline Acceleration Drives Multiple Value Creation Catalysts

The funding will accelerate Cybin’s clinical-stage programs across multiple high-value indications:

CYB003 Program Achievements:
•Breakthrough Clinical Results: Unprecedented 71% remission rate in major depressive disorder at 12 months after two 16 mg doses in Phase 2 study

•Durability advantage: 12-month sustained efficacy demonstrating long-term therapeutic benefit
•FDA Recognition: Breakthrough Therapy Designation received, expediting regulatory pathway
•Multinational Phase 3 PARADIGM program underway

CYB004 Program Momentum:
•Dual Indication Strategy: Expanding addressable market opportunity
•Phase 2 GAD study expected to complete around mid-year 20251

Commercialization Infrastructure:
•Manufacturing Scale-Up: Finalizing production capabilities for market launch
•IP Portfolio Expansion: Strengthening competitive moat with more than 90 patents issued and over 230 applications pending
•Strategic Partnerships: Developing market access and pre-commercialization alliances

Value Catalysts Drive Sustained Momentum

Near-Term Catalysts:
•CYB004 Phase 2 GAD study expected to complete around mid-20251
•Initiation of second CYB003 pivotal study, EMBRACE, around mid-20251
•EXTEND study initiation imminent1

Medium-Term Catalysts (2025-2026):
•Phase 3 top line readout for CYB003 2H 20261
•Regulatory submission preparations
•Commercial manufacturing readiness
•International market expansion planning

Transaction Terms

The Convertible Debentures have a two-year term from the closing date (the “Term”). The Company shall pay guaranteed interest equal to 5.5% of the principal per annum for the Term. Such interest was pre-paid on closing. Upon the occurrence of an event of default, interest shall increase to a rate of 18% per annum on the outstanding principal balance. Pursuant to the terms of the Securities Purchase Agreement, the Company and High Trail may, upon mutual consent, enter into subsequent securities purchase agreements for the purchase and sale of up to an additional US$450,000,000 principal amount of Convertible Debentures, in tranches, in amounts on such dates as may be mutually agreed and each subsequent tranche shall include prepaid interest at a rate of 9.5%.

Subject to the terms of the Securities Purchase Agreement and the Convertible Debentures, High Trail will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or in part, from time to time, into common shares in the capital of the Company (the “Common Shares”) at a conversion price per Common Share equal to the lower of (a) 130% of the volume weighted average price (“VWAP”) of the Common Shares on the day prior to the initial issuance of the Convertible Debentures, or (b) the VWAP of the Common Shares during the five trading days immediately prior to the date of conversion.

The Company, in its sole discretion, may prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment shall include, (i) if paid during the first year after closing, a 5% prepayment premium on the amount of the prepayment or (ii) if paid thereafter, a 3% prepayment premium on the amount of the prepayment.

The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.
The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.
The Convertible Debentures were offered on a private placement basis pursuant to prospectus exemptions in Canada and pursuant to exemptions and exclusions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws. The Company has agreed to use commercially reasonable efforts to: (a) file a prospectus supplement to the Company’s base shelf prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025, with applicable Canadian securities regulators to qualify the secondary market sales of the Common Shares in the United States; and (b) either (i) prepare and file the Canadian prospectus supplement with the United States Securities and Exchange Commission, or (ii) file a prospectus supplement pursuant to General Instruction II.L of Form F-10 with the United States Securities and Exchange Commission to the Company’s registration statement on Form F-10 (File No. 333-284173), which was declared effective by the SEC on January 14, 2025, or on such other form as may be available to the Company, in either case qualifying the resale of the Common Shares underlying the Convertible Debentures.
No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been registered under the U.S. Securities Act, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws
About Cybin
Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.
With promising proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.
Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.
Notes:
1.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the use of Private Placement proceeds; the conversion of the Convertible Debentures into Common Shares; the sale and issue of US$450,000,000 principal amount of Convertible Debentures at a future date; CYB004 Phase 2 GAD study expected to complete around mid-2025; Initiation of second CYB003 pivotal study, EMBRACE, around mid-2025; the Company’s Medium-Term Catalysts for 2025-2026; Phase 3 PARADIGM program enrollment acceleration; the Company’s ability to achieve commercial success; and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company’s operations; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three and nine month periods ended December 31, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the

Company’s profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com